UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Dorel Industries Inc.

Management’s Discussion and Analysis

For the quarter and six months ended June 30, 2005

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2005 and the audited consolidated financial statements and MD & A for the year ended December 30, 2004. This MD & A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s interim consolidated financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 30, 2004. The Company regularly monitors new accounting policies and reports on those adopted subsequent to the end of the most recently completed financial year. Please refer to Note 1 of the interim consolidated financial statements for the six months ended June 30, 2005 for further information.

Quarterly reports, the annual report and supplementary information filed with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, can be found on-line at www.sedar.com and www.sec.gov respectively, as well as on our corporate Web site at www.dorel.com.

Note that there have been no significant changes with regards to the “Corporate Overview”, “Operating Segments”, “Contractual Obligations”, “Derivative Financial Instruments“, “Critical Accounting Policies and Estimates” or, “Market Risks and Uncertainties” to those outlined in the annual MD & A contained in the Company’s 2004 Annual Report. As such, they are not repeated herein. The information in this MD & A is current as of August 8, 2005.

RESULTS OF OPERATIONS

Overview

(All tabular figures are in thousands except per share amounts)

Revenues for the second quarter ended June 30, 2005 were up 6.4% to $435.0 million, compared to the $408.9 million posted a year ago. Earnings increased by 21.4% to $21.7 million compared to $17.9 million in 2004. Diluted earnings per share (EPS) were $0.66 in 2005 compared to $0.54 in 2004. For the six month period ended June 30, 2005, revenues were up 12.5% to $906.6 million, compared to $805.8 million posted a year ago. Earnings increased by 31.2% to $49.0 million compared to $37.3 million in 2004. Diluted earnings per share (EPS) were $1.49 in 2005 compared to $1.13 in 2004.

Revenue growth for the quarter and year-to-date occurred in all three segments. Organic revenue growth in the quarter was 5.1%, excluding the currency impact of a stronger Euro and Canadian dollar in 2005. Year-to-date organic revenue growth was 9.6%, excluding both the currency impact and an extra month’s revenue in the Recreational / Leisure segment.  Gross margins remained in line with the prior year for both the quarter and year-to-date. Operating costs within the Company were also held consistent with the prior year, while interest costs were higher in 2005 due to an extra month of interest pertaining to the February 2004 acquisition of Pacific Cycle.

An analysis of the increase in after tax earnings from 2004 to 2005 is as follows (figures in thousands):

	Second Quarter	Year-to-Date
Earnings from operations by Segment:
Juvenile increase	$ 8,446	$ 18,048
Home Furnishings increase (decrease)	(29)	1,847
Recreational / Leisure increase	794	3,041
Total earnings from operations increase	9,211	22,936

Higher interest costs	(129)	(1,081)
Increase in stock based compensation expense	(675)	(1,333)
Foreign exchange loss on Euro denominated balances	(1,073)	(1,073)
Increase in taxes	(2,331)	(5,543)
Other	(1,166)	(2,264)

Total increase	$ 3,837	$ 11,642

The causes of these variations versus last year are discussed in more detail below.

It should be noted by the reader that the prior results have been adjusted to reflect the retroactive recognition of customer relationship intangibles acquired prior to 2004. As a result, amortization expense for the three month and six month periods ended June 30, 2004 has been increased by $0.4 million and $0.9 million respectively. For the quarter, the after-tax effect of the adjustment is $0.2 million or $0.01 per share, thereby reducing previously reported EPS from $0.55 to $0.54. For the six month period ending June 30, 2004, the after-tax effect of the adjustment is $0.4 million or $0.02 per share, thereby reducing previously reported EPS from $1.15 to $1.13. In addition, freight costs incurred when shipping to customers previously grouped against sales have been reclassified to cost of sales. This change has the impact of increasing both sales and cost of sales by $5.5 million for the quarter and $11.4 million for the six months ended June 30, 2004.  All figures within this MD & A have been adjusted to reflect these two changes.

Selected Financial Information

The tables below show selected financial information for the eight most recently completed quarters

Operating Results for the Quarters Ended
	30-Sep-04	30-Dec-04	31-Mar-05	30-Jun-05

Revenues	$ 434,021	$ 469,213	$ 471,577	$ 434,983
Net income	$ 28,047	$ 34,722	$ 27,205	$ 21,745
Earnings per share
Basic	$ 0.86	$ 1.06	$ 0.83	$ 0.66
Diluted	$ 0.85	$ 1.05	$ 0.83	$ 0.66

Operating Results for the Quarters Ended
	30-Sep-03	30-Dec-03	31-Mar-04	30-Jun-04

Revenues	$ 302,440	$ 328,005	$ 396,964	$ 408,880
Net income	$ 18,545	$ 20,478	$ 19,400	$ 17,908
Earnings per share
Basic	$ 0.58	$ 0.63	$ 0.59	$ 0.55
Diluted	$ 0.57	$ 0.63	$ 0.59	$ 0.54

Segmented Results

Significant segmented figures are presented in Note 10 to these interim financial statements. Further industry segment detail is presented below:

Juvenile

Expenses as a Percentage of sales

	Second Quarter Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	71.0%	71.4%	71.5%	70.7%
Gross Profit	29.0%	28.6%	28.5%	29.3%
Operating Expenses	14.0%	17.8%	13.6%	17.7%
Research and Development	0.9%	0.9%	0.7%	0.7%
Amortization	3.8%	3.7%	3.3%	3.5%
Earnings from Operations	10.3%	6.2%	10.9%	7.4%

Juvenile revenues increased by 5.1% to $192.8 million during the second quarter compared to $183.6 million during the corresponding period a year ago. Earnings from operations for the second quarter increased to $19.8 million from $11.4 million last year, an increase of 74.3%. For the first half of 2005, revenues increased by 10.6% to $436.3 million from $394.6 million last year. Earnings from operations increased by 61.6% to $47.3 million, from $29.3 million last year.

Overall, year-to-date organic revenue growth in the Juvenile segment was 8% with the remaining increase due to the conversion of Euro and Canadian dollar denominated revenue into US dollars at a higher rate of exchange in 2005.  For the quarter, the revenue increase came in Europe where sales increased by 15.2% over last year.  Year to date, revenues in Europe have increased by 11.3%. The first quarter success of new travel systems continued into the second quarter, contributing to particularly strong gains in Germany, Italy, the United Kingdom, Portugal and Spain. Revenues declined in the quarter in North America by 10.1% as retailers were shipped earlier in the year than in 2004.  North American year-to-date revenues have increased by 1.3%.

In the quarter, margins improved by 40 basis points over the prior year. For the six month period ending June, gross margins declined by 80 basis points from the prior year. The principal reason for the improved margins in 2005 in the second quarter versus the first is the higher proportion of European sales, which carry higher margins than sales in North America. European margins improved over the prior year due mainly to improved operational performance in Holland and the stronger Euro. In North America, US margins were negatively impacted by higher raw material prices, a less profitable product mix and competitive pricing pressures.

Operating expenses decreased by $5.7 million in the quarter and $10.5 million year-to-date.  As a percentage of revenue, this represented a decrease of 380 basis points and 410 basis points respectively.  The principal reason for this improved performance was a reduction in product liability costs in 2005.  After considering these reduced costs, operating expenses remained consistent with the prior year as a percentage of revenues.

Home Furnishings

Expenses as a Percentage of sales

	Second Quarter Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	86.8%	86.7%	85.7%	85.6%
Gross Profit	13.2%	13.3%	14.3%	14.4%
Operating Expenses	6.6%	6.5%	6.4%	6.7%
Research and Development	0.5%	0.4%	0.4%	0.3%
Amortization	1.4%	1.3%	1.4%	1.4%
Earnings from Operations	4.7%	5.1%	6.1%	6.0%

Home Furnishings revenues increased by 7.9% to $131.9 million during the second quarter compared to $122.3 million during the corresponding period a year ago. For the first half of 2005, revenues increased by 9.3% to $277.3 million from $253.8 million last year. Earnings from operations for the second quarter were flat at $6.2 million versus $6.3 million last year. For the first half of the year, earnings from operations increased by 12.2% to $17.0 million from $15.1 million last year.

Combined sales of furniture by both Ameriwood and Dorel Asia increased by 8.0% in the quarter and 7.9% year-to-date.  Successful new product placements in several categories by Dorel Asia and good retail acceptance of newly designed futons were the principal reasons for the increases. Cosco Home & Office sales of folding furniture and other imported home furnishings also increased both in the quarter and year-to-date by 7.7% and 14.9% respectively.

For the segment as a whole, gross margins remained consistent with the prior year for both the quarter and year-to-date.  Ready-to-assemble (RTA) furniture gross margins were consistent with 2004 levels as factory efficiencies remain below plan.  Board prices, the principal commodity in RTA products which peaked in August of 2004 have stabilized at the same levels as the first quarter of 2005. Steel is a significant component of several other product categories such as futons and folding furniture. While prices in North America have declined significantly since the beginning of the year, the majority of the items are sourced in the Orient where price reductions occurred only late in the second quarter.  Operating costs are being held consistent with the prior year at approximately 6.5% of sales for both the quarter and year-to-date.

Recreational / Leisure

Expenses as a Percentage of sales

	Second Quarter Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	78.4%	78.6%	78.1%	78.4%
Gross Profit	21.6%	21.4%	21.9%	21.6%
Operating Expenses	9.3%	9.2%	10.2%	9.4%
Amortization	0.1%	0.0%	0.2%	0.1%
Earnings from Operations	12.2%	12.2%	11.5%	12.1%

Recreational / Leisure revenues increased by 7.0% to $110.2 million during the second quarter compared to $103.0 million during the corresponding period a year ago. For the first half of 2005, revenues increased by 22.5% to $193.0 million from $157.5 million last year. Of this increase, $12.3 million came from an extra month’s sales in 2005, meaning organic year-to-date sales growth was 14.7%. Sales increases occurred in several product categories and brands.  Sting-Ray sales in the first half of 2005 versus 2004 were flat. Earnings from operations for the second quarter increased to $13.4 million from $12.6 million last year, an increase of 6.3%. For the first half of the year, earnings from operations increased by 15.9% to $22.1 million from $19.1 million last year.

Gross margins remained consistent with the prior year at between 21.5% and 22.0% for both the second quarter and year-to-date. For the quarter, operating costs as a percentage of revenue remained consistent at 9.3%. Note that this was an improvement from the first quarter of 2005 when operating costs were 11.4% of revenues. Year-to-date operating costs have increased as a percentage of revenue by 80 basis points. This is due mainly to some additional promotional costs incurred in 2005 as well as higher administrative costs.

Other Expenses

Interest expense in the first half of 2005 was higher than 2004, due mainly to the extra month of borrowings associated with the acquisition of Pacific Cycle in February 2004. Overall the Company’s year-to-date average interest rate was approximately 5.75% compared to 4.75% in 2004.  Two other expenses which were significantly higher in the first half of 2005 versus 2004 were stock based compensation expense and a foreign exchange loss on Euro denominated balances. These two items combined added $2.4 million to expenses in 2005.

The Company’s year-to-date income tax rate increased from 11.1% in 2004 to 17.2% in 2005.  The Company’s tax rate is governed by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. A combination of a greater proportion of earnings in higher tax rate jurisdictions and a change in the application of certain tax treaties has had the impact of increasing the Company’s effective tax rate. For the year, the Company’s tax rate is expected to remain in the range of 15% to 20%.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During the first half of 2005, cash flow from operating activities was $37.5 million compared to $94.0 million in 2004, a decline of $56.5 million. The principal causes of the decline were higher inventories and a change in the timing of accounts payable disbursements. Included in year-to-date investing activities in 2005 was an amount of $7.4 million paid in reference to the balances of sale on the 2004 acquisition of Pacific Cycle and the 2003 acquisition of Carina Furniture. Excluding disbursements related to business acquisitions, the Company has spent $19.3 million on capital additions, comprising capital assets, deferred charges and intangible assets, a decline of $6.9 million from $26.2 million in the first half of 2004.

Balance Sheet

During the period, there were no significant changes to the balance sheet as at December 30, 2004. In the first half of 2005, goodwill associated with the Recreational / Leisure segment was reduced by $4.5 million as a result of final valuation adjustments. As part of those adjustments, an intangible asset of $3.9 million was recognized for customer relationships. As discussed above, inventories rose in the first half of the year by $31.0 million.  While some of this increase is due to anticipated strong sales at certain divisions in the second half of the year, the Company has identified inventory reduction opportunities within the Juvenile and Recreational / Leisure segments.  Despite the higher inventory levels, inventory turnover decreased only slightly to 4.6 from 4.7.  The number of days in receivables increased moderately to 56 from 55 at year end.

In 2005, the Company’s borrowing availability under its unsecured credit facility decreased to $450.0 million from $470.0 million as was disclosed in the Company’s year-end financial statements dated December 30, 2004. This decreased availability is per the original terms negotiated in January 2004. As of June 30, 2005, Dorel was compliant with all covenant requirements and expects to be so going forward.  The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.

Off-Balance Sheet Arrangements

There have been no significant changes with regards to the contractual obligations and derivative financial instruments to those outlined in the annual MD & A contained in the Company’s 2004 Annual Report and in Notes 13 and 18 to the Company’s year-end consolidated financial statements dated December 30, 2004.

OTHER INFORMATION

The designation, number and amount of each class and series of its shares outstanding as of June 30, 2005 are as follows:

(a)

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

(b)

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,706,044	$ 2,059	28,152,898	$160,262	$ 162,321

Outstanding stock options and Deferred Share Units values are disclosed in Note 5 to the financial statements. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

OUTLOOK

Despite first half earnings having increased by 31.2%, the Company announced on July 12, 2005 that though it still expects higher pre-tax earnings over 2004, certain issues within the Home Furnishings and Recreational/Leisure segments will impact earnings in the second half of the year. As a result, for the year,  after-tax earnings will be within the same range as the prior year.

Specifically, within Home Furnishings, Dorel’s ready-to-assemble (RTA) division continues to face a number of challenges, most significantly manufacturing inefficiencies. While being addressed, improvements are not expected before 2006. The segment’s other business units, Dorel Asia and Cosco Home & Office are both performing above expectations, driven by new product categories and additional customers at these two divisions. These improvements will help to partly offset the difficulties being experienced by the RTA operations.

Dorel’s Recreational / Leisure segment has posted year-to-date sales increases within the majority of its product categories.  The Schwinn Sting-Ray was introduced in April 2004 and became the fastest selling product in the history of the bicycle industry.  This helped prompt unprecedented sales levels for a single bicycle model in the second half of 2004. While retail sales of the Sting-Ray continue to be above average as compared to other bicycle categories and remain a key part of the Schwinn portfolio, a combination of the filling of initial orders from retail customers last year and the fact that those customers began 2005 with full inventories will result in lower sales of the Sting-Ray in the second half versus last year.

Forward Looking Information

Certain statements included in this interim MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	as at June 30, 2005 (unaudited)	as at December 30, 2004 (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 15,888	$ 11,288
Accounts receivable	262,744	286,529
Inventories	323,974	292,991
Prepaid expenses	9,842	12,756
Funds held by ceding insurer	8,009	7,920
Future income taxes	24,059	24,027
	644,516	635,511

CAPITAL ASSETS	158,448	163,707
GOODWILL	484,959	512,546
DEFERRED CHARGES	18,700	20,983
INTANGIBLE ASSETS	256,767	262,968
FUTURE INCOME TAXES	8,675	10,401
OTHER ASSETS	10,187	10,786
	$ 1,582,252	$ 1,616,902

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 3,809	$ 1,915
Accounts payable and accrued liabilities	333,576	354,738
Income taxes payable	2,459	5,629
Balance of sale payable	5,611	7,773
Future income taxes	1,324	1,379
Current portion of long-term debt	7,666	7,686
	354,445	379,120

LONG-TERM DEBT	495,767	505,816
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	19,568	20,006
BALANCE OF SALE PAYABLE	-	5,278
FUTURE INCOME TAXES	70,436	75,719
OTHER LONG-TERM LIABILITIES	4,795	2,684

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 4)	162,321	160,876
CONTRIBUTED SURPLUS (Note 5)	2,502	1,081
RETAINED EARNINGS	435,783	386,833
CUMULATIVE TRANSLATION ADJUSTMENT (Note 6)	36,635	79,489
	637,241	628,279
	$ 1,582,252	$ 1,616,902

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Second quarter ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(As restated*)		(As restated*)

Sales	$ 429,789	$ 404,163	$ 895,087	$ 797,718

Licensing and commission income	5,194	4,717	11,473	8,126

TOTAL REVENUE	434,983	408,880	906,560	805,844

EXPENSES
Cost of sales	337,775	318,070	700,183	619,833
Operating	52,043	53,313	107,792	107,842
Depreciation and amortization (Note 7)	9,777	8,890	19,450	18,276
Research and development costs	2,462	1,978	4,652	3,676
Interest on long-term debt	7,228	7,191	14,746	13,745
Other interest	437	345	594	514
	409,722	389,787	847,417	763,886

Income before income taxes	25,261	19,093	59,143	41,958

Income taxes	3,516	1,185	10,193	4,650

NET INCOME	$ 21,745	$ 17,908	$ 48,950	$ 37,308

EARNINGS PER SHARE (Note 8)
Basic	$0.66	$0.55	$1.49	$1.14
Diluted	$0.66	$0.54	$1.49	$1.13

SHARES OUTSTNDING:
Basic – weighted average	32,825,827	32,712,577	32,814,402	32,679,375
Diluted – weighted average	32,940,164	32,955,200	32,951,503	32,921,590

*See Note 1

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

	Six months ended
	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)

BALANCE, BEGINNING OF PERIOD AS REPORTED	$ 386,833	$ 287,583

Restatement (Note 1)	-	(826)

BALANCE, BEGINNING OF PERIOD AS RESTATED	386,833	286,757

Net income	48,950	37,308

BALANCE, END OF PERIOD	$ 435,783	$ 324,065

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Second quarter ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(As restated*)		(As restated*)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	21,745	$ 17,908	$ 48,950	$ 37,308
Adjustments for:
Depreciation and amortization	9,777	8,890	19,450	18,276
Future income taxes	(222)	(308)	1,452	(1,690)
Funds held by ceding insurer	(34)	(2,884)	(89)	(2,917)
Stock based compensation	720	-	1,421	-
Loss on disposal of capital assets	162	329	167	329
	32,148	23,935	71,351	51,306

Changes in non-cash working capital:
Accounts receivable	20,277	42,252	13,960	22,614
Inventories	(24,354)	(17,874)	(38,130)	(10,557)
Prepaid expenses and other assets	2,544	(1,219)	3,141	1,742
Accounts payable and accrued liabilities	(19,771)	(7,784)	(9,804)	28,121
Income taxes payable	(199)	545	(3,029)	801
	(21,503)	15,920	(33,862)	42,721

CASH PROVIDED BY OPERATING ACTIVITIES	10,645	39,855	37,489	94,027

FINANCING ACTIVITIES
Bank indebtedness	2,372	180	2,223	1,260
Long-term debt	(1,271)	(15,119)	(9,975)	237,746
Issuance of capital stock (Note 4)	1,290	1,528	1,417	3,052
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,391	(13,411)	(6,335)	242,058

INVESTING ACTIVITIES
Acquisition of subsidiary companies (Note 9)	(2,495)	(808)	(7,440)	(295,790)
Additions to capital assets – net	(5,030)	(8,701)	(11,729)	(16,690)
Deferred charges	(2,407)	(1,824)	(4,703)	(6,877)
Intangible assets	(52)	(2,302)	(2,859)	(2,601)
CASH USED IN INVESTING ACTIVITIES	(9,984)	(13,635)	(26,731)	(321,958)

Effect of exchange rate changes on cash	384	(246)	177	(928)

NET INCREASE IN CASH	3,436	12,563	4,600	13,198

Cash and cash equivalents, beginning of period	12,452	14,512	11,288	13,877

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 15,888	$ 27,075	$ 15,888	$ 27,075

*See Note 1

See accompanying notes.

Notes to the Consolidated Financial Statements

As at June 30, 2005

All figures in thousands of US$, except per share amounts (Unaudited)

1. Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements with the exception of the changes in accounting policies as indicated below. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2004.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. Dorel expects seasonality not to be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Restatement

As a result of retroactive recognition of customer relationship intangible assets acquired in connection with the two business acquisitions in 2003, the Company recorded additional amortization expense in the amount of $421 in the second quarter of 2004, or $855 for the six-months ended June 30, 2004. The after-tax income effect of this change is a reduction in year-to-date net income of $398, or 2 cents per diluted share, thereby reducing previously reported year-to-date diluted earnings per share from $1.15 to $1.13.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the current period financial statement presentation.

Change in Accounting Policies

Variable Interest Entities

The Canadian Institute of Chartered Accountants Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the application of consolidation to entities defined as “variable interest entities”, when equity holders are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. The guideline is effective for fiscal years and periods beginning on or after November 1, 2004. This change in accounting policy did not have a material impact on the Company’s results.

2. Business Acquisition

During the first quarter of 2005, the Company completed its valuation of identifiable assets and liabilities of Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products, acquired for a total consideration of $310,976 on February 3, 2004. In particular, customer relationships intangible assets were revalued and were recognized. As a result of this and other adjustments, goodwill has been reduced to $143,087, a reduction of $4,506 from the goodwill figure originally established. A balance of sale of $5,611 remains to be paid and is included in liabilities as at June 30, 2005.

In addition, as part of the acquisition agreement, certain members of Pacific Cycle's management group are party to a deferred purchase price payment plan. Under the terms of this plan, additional consideration is contingent upon achieving specified earnings objectives over a period of three years following the date of acquisition. When the contingency is resolved, if earnings objectives are met, a maximum of $10,423 would be recorded as an additional element of purchase price and would increase goodwill. Additionally, if earnings exceed specified objectives and current members of management are still employed by the Company, additional amounts would become payable at the end of the three-year period. These amounts would be recorded as compensation expense in the period in which they are incurred.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition. Goodwill is deductible for income tax purposes. The total goodwill amount is included in the Company’s Recreational/Leisure segment as reported in Note 10 of the financial statements.

The final assets acquired and liabilities assumed consist of the following:

Assets
Cash	$ 3,734
Accounts receivable	32,709
Inventories	51,685
Capital assets	1,590
Trademarks	127,000
Customer relationships	3,900
Other	2,385
Goodwill	143,087
366,090
Liabilities
Accounts payable and other current liabilities	55,114

Total purchase price	$ 310,976

3. Benefit Plans

Expenses incurred under the Company’s benefit plans were as follows:

	Second quarter ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Defined contribution plans	$ 397	$ 601	$ 978	$ 1,143
Defined benefit plans	677	336	1,448	772
Post-retirement benefit plans	76	145	87	505
Total	$ 1,150	$ 1,082	$ 2,513	$ 2,420

4. Capital Stock

The capital stock of the Company is as follows:

Authorized

An unlimited number of preferred shares without nominal or par value, issuable in series.

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis.

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Issued and outstanding

Details of the issued and outstanding shares are as follows:

	Six months ended June 30, 2005		Year ended December 30, 2004
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of period	4,706,294	$ 2,059	4,872,560	$ 2,139
Converted from Class “A” to Class “B” (1)	(250)	-	(166,266)	(80)
Balance, end of period	4,706,044	$ 2,059	4,706,294	$ 2,059

Class “B” Subordinate Voting Shares
Balance, beginning of period	28,093,898	$158,817	27,746,382	$ 154,135
Converted from Class “A” to Class “B” (1)	250	-	166,266	80
Issued under stock option plan (2)	58,750	1,445	181,250	4,602
Balance, end of period	28,152,898	$160,262	28,093,898	$ 158,817

TOTAL CAPITAL STOCK		$162,321		$ 160,876

(1)

During the period, the Company converted 250 (2004 - 166,266) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.51 per share (2004 - $0.48 per share).

(2)

During the period, the Company realized tax benefits amounting to $28 (2004 - $694) as a result of stock option transactions. The benefit has been credited to capital stock and is not reflected in the current income tax provision.

5. Stock-based compensation and other Stock-based payments

Stock options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted.  Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2010.

The Company's stock option plan is as follows:

	Six months ended June 30, 2005		Year ended December 30, 2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,615,750	$26.95	1,099,750	$21.52
Granted	227,000	34.76	752,500	32.90
Exercised	(58,750)	24.45	(181,250)	21.31
Cancelled	(30,750)	29.09	(55,250)	25.55
Options outstanding, end of period	1,753,250	$30.49	1,615,750	$26.95

A summary of options outstanding as of June 30, 2005 is as follows:

Total Outstanding			Total exercisable
Options	Range of Exercise Prices	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

565,750	$16.95 - $25.93	$25.89	413,500	$25.93
383,000	$28.77 - $31.80	30.12	204,750	30.07
804,500	$32.13 - $36.18	33.90	142,875	33.56
1,753,250		$30.49	761,125	$28.47

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning December 31, 2003, the Company is recognizing as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected prospective treatment of this standard, only option grants issued in fiscal 2004 or later have an impact on operating results. Compensation cost recognized in income for employee stock options for the quarter amounts to $675 ($1,333 year-to-date), and was credited to contributed surplus.

In addition, pro-forma disclosure is presented for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and the year ended December 30, 2003. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for options granted since January 1, 2002, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

		Second quarter ended June 30,		Six months ended June 30,
		2005	2004	2005	2004

Net income	As reported	$21,745	$17,908	$48,950	$37,308
	Pro forma	$21,157	$16,952	$47,429	$35,620

Basic Earnings per share	As reported	$0.66	$0.55	$1.49	$1.14
	Pro forma	$0.64	$0.52	$1.45	$1.09

Fully diluted earnings per share	As reported	$0.66	$0.54	$1.49	$1.13
	Pro forma	$0.64	$0.51	$1.44	$1.08

Pro-forma figures were computed using assumptions consistent with those followed in the Company’s most recent audited financial statements.

Deferred Share Units

The Company has a Deferred Share Unit plan under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). During the second quarter, 1,093 additional DSU’s were issued and $45 was credited to contributed surplus. On a year-to-date basis, 2,474 additional DSU’s were issued with $88 credited to contributed surplus, for a total issued and outstanding of 4,763 DSU’s and $163 contributed surplus at June 30, 2005.

6. Cumulative Translation Adjustment

Changes in the value of the Cumulative Translation Adjustment account occur upon the translation of self-sustaining foreign operations whose functional currency is other than the U.S. dollar, which is the Company’s reporting currency. The majority of the decrease of $42,854 in the period was due to the decline in value of the Euro against the U.S. dollar.

7. Depreciation and amortization

Depreciation and amortization consists of the following:

	Second quarter ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Depreciation - Capital Assets	$ 5,766	$ 5,518	$ 11,600	$ 11,301
Amortization - Deferred charges	2,054	2,265	4,611	4,643
Amortization - Intangibles	1,556	737	2,436	1,626
Amortization - Deferred financing costs	401	370	803	706
Total	$ 9,777	$ 8,890	$ 19,450	$ 18,276

8. Earnings per Share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Second quarter ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,825,827	32,712,577	32,814,402	32,679,375
Dilutive effect of stock options and deferred share units	114,337	242,623	137,101	242,215
Weighted average number of diluted shares	32,940,164	32,955,200	32,951,503	32,921,590
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	651,500	545,500	651,500	545,500

9. Statement of cash flows

Supplementary disclosure:

	Second quarter ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Interest paid	$ 5,753	$ 5,528	$11,420	$ 10,205
Income taxes paid	$ 4,445	$ 6,165	$13,141	$ 11,811
Income taxes received	$ 42	$ 2,713	$ 42	$ 4,723

Details of acquisition of subsidiary companies:

	Second quarter ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Acquisition of subsidiary companies	$ -	$ -	$ -	$(310,107)
Cash acquired	-	-	-	3,734
	-	-	-	(306,373)
Balance of sale (paid) payable	(2,495)	(808)	(7,440)	10,583
	$ (2,495)	$ (808)	$ (7,440)	$(295,790)

10. Segmented Information

Industry Segments

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	For the six month period ending June 30,
	2005	2004	2005	2004	2005	2004	2005	2004
Total Revenues	$906,560	$805,844	$436,311	$394,565	$277,292	$253,752	$192,957	$157,527
Cost of sales	700,183	619,833	311,773	279,098	237,630	217,159	150,780	123,576
Operating expenses	96,667	101,258	59,202	69,709	17,743	16,923	19,722	14,626
Research and Development costs	4,652	3,676	3,407	2,794	1,245	882	-	-
Amortization	18,579	17,534	14,583	13,666	3,679	3,640	317	228
Earnings from Operations	86,479	63,543	$ 47,346	$ 29,298	$ 16,995	$ 15,148	$ 22,138	$ 19,097
Interest	15,340	14,259
Corporate expenses	11,996	7,326
Income taxes	10,193	4,650
Net income	$ 48,950	$ 37,308

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	For the quarter ended June 30,
	2005	2004	2005	2004	2005	2004	2005	2004
Total Revenues	$434,983	$408,880	$192,848	$183,551	$131,910	$122,291	$110,225	$103,038
Cost of sales	337,775	318,070	136,940	131,112	114,433	106,016	86,402	80,942
Operating expenses	45,945	50,069	26,986	32,723	8,678	7,903	10,281	9,443
Research and Development costs	2,462	1,978	1,795	1,536	667	442	-	-
Amortization	9,375	8,548	7,319	6,818	1,911	1,680	145	50
Earnings from Operations	39,426	30,215	$ 19,808	$ 11,362	$ 6,221	$ 6,250	$ 13,397	$ 12,603
Interest	7,665	7,536
Corporate expenses	6,500	3,586
Income taxes	3,516	1,185
Net income	$ 21,745	$ 17,908

Geographic Segments- Origin of Revenues

	Second quarter ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Canada	$ 45,182	$ 35,088	$ 96,875	$ 89,154
United States	265,293	276,352	556,896	520,977
Europe	91,497	75,889	190,369	163,311
Other foreign countries	33,011	21,551	62,420	32,402
Total	$434,983	$408,880	$906,560	$ 805,844

The continuity of goodwill by business is as follows as at:

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	June 30, 2005	December 30, 2004	June 30, 2005	December 30, 2004	June 30, 2005	December 30, 2004	June 30, 2005	December 30, 2004
Balance, beginning of year	$512,546	$353,316	$333,781	$318,822	$31,172	$ 34,494	$147,593	$ -
Additions	-	147,593	-	-	-	-	-	147,593
Adjustments	(4,506)	(3,322)	-	-	-	(3,322)	(4,506)	-
Foreign exchange	(23,081)	14,959	(23,081)	14,959	-	-	-	-
Balance, end of period	$484,959	$512,546	$310,700	$333,781	$ 31,172	$ 31,172	$143,087	$147,593

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

August 10, 2005

__________________________________________________________________________________________________